UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members (which shall be defined to include only the persons referred to as Separately Filing Group Members in Schedule B attached to this Amendment No. 13 to this Schedule 13D), Raul Marcelo Claure and Claure Mobile (Raul Marcelo Claure and Claure Mobile, together, the “Claure Parties”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6, and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile, and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of October 6, 2020, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy, as of October 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

****	Based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 13 (this “Amendment No. 13”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020, Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020, Amendment No. 8 to Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 9 to Schedule 13D filed with the Commission on June 24, 2020, Amendment No. 10 to Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 11 to Schedule 13D filed with the Commission on July 29, 2020 and Amendment No. 12 to Schedule 13D filed with the Commission on October 6, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members and the Claure Parties, which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, the Separately Filing Group Members and the Claure Parties.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 13 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 3.          Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.          Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The purpose of entering into the Forward Contract described in Item 6 of this amendment is to hedge the risk of increases to the “Exercise Price” as such term is defined under the SB-DT Call Option with respect to up to 20,000,000 shares of Common Stock.  The description of the Forward Contract in Item 6 of this Amendment No. 13 is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 649,882,564 shares of Common Stock, which represent approximately 52.1% of the shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021. This includes (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 106,291,623 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 101,491,623 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) based solely on the information contained in the Schedule 13D filed by the Claure Parties, as set forth in Schedule B, an additional 5,000,000 shares of Common Stock beneficially owned by the Claure Parties.

Birgit Bohle, Board Member for Human Resources and Labor at Deutsche Telekom AG, beneficially owns 400 shares of Common Stock, which represent less than 0.01% of the shares of Common Stock issued and outstanding on the date hereof. To the best knowledge of the Reporting Persons, Birgit Bohle has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.

(c) The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

On May 21, 2021, Deutsche Telekom entered into a forward purchase contract (the “Forward Contract”) with an unaffiliated counterparty covering up to a maximum of 20,000,000 shares of Common Stock. The exact number of shares of Common Stock that may be covered by the Forward Contract will equal the number of such shares purchased by the counterparty to establish its initial hedge.

The Forward Contract provides for cash settlement at its expiration on June 21, 2024.  However, Deutsche Telekom retains the right, subject to certain conditions, to elect physical settlement in whole or in part. Under certain circumstances, the counterparty has the right to physically settle all or part of the Forward Contract notwithstanding Deutsche Telekom’s election to cash settle.

Under the terms of the Forward Contract, Deutsche Telekom will be obligated to make quarterly payments to the counterparty equal to the sum of the daily interest amounts for each day in the preceding period calculated on the basis of a floating rate times the purchase price for the shares.  The purchase price for the shares of Common Stock subject to the Forward Contract will be determined based on a weighted average of the daily volume weighted average price for each eligible trading day on which the counterparty purchases Common Stock to establish its initial hedge.

If the Forward Contract is settled in whole or in part in cash, if the settlement price (based on the average daily volume weighted price for transactions in the shares over a period of 20 trading days (or 45 trading days if Deutsche Telekom so elects and the relevant conditions are satisfied)) exceeds the purchase price, the counterparty will pay the difference amount to Deutsche Telekom.  If the settlement price is lower than the purchase price, Deutsche Telekom will pay the difference amount to the counterparty.  To the extent that physical settlement is applicable to all or any portion of the Forward Contract, Deutsche Telekom will pay the purchase price per share times the number of shares to which physical settlement is applicable to the counterparty and the counterparty will deliver the applicable number of shares to Deutsche Telekom.

Deutsche Telekom will not have the right to vote, or any investment power as to, the shares of Common Stock covered by the Forward Contract unless and until it takes physical delivery of any such shares on the settlement date in accordance with the terms of the Forward Contract.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Head of Legal Services International Subsidiaries DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Ton Zijlstra
	Name:	Ton Zijlstra
	Title:	Managing Director

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Franco Musone Crispino	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Financial Controlling GHS, Deutsche Telekom AG
Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Exec. Program Manager STI Operations, Deutsche Telekom AG
Dr. Uli Kühbacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President, DT Legal, Deutsche Telekom AG
Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG

SCHEDULE A-2

Schedule A-2 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Helmut Becker	Innere Kanalstr. 98, Köln, Germany 50672	Senior Vice President General Accounting, Deutsche Telekom Services Europe SE
Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG
Roman Zitz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.	Board of Management

Name	Business Address	Present Principal Occupation

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board
Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems
Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor
Srini Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Germany
Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)
Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development
Dominique Leroy∞	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe
Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

* = citizen of the United States
† = citizen of the United Kingdom
∞ = citizen of Belgium

II.	Supervisory Board

Name	Business Address	Present Principal Occupation

Rolf Bösinger	Wilhelmstrasse 97, Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin
Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW
Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn
Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn
Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg
Helga Jung	Hahnenbichlstraße 24 86833 Ettringen	Former Member of the Board of Management of Allianz SE, Munich
Prof. Dr. Michael Kaschke	Carl-Zeiss-Strasse 22, Oberkochen, Germany 73447	Former CEO & President Carl Zeiss AG, Oberkochen
Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Chairwoman of the Works Council at Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn
Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards
Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528	Senior Vice President, Customer & Public Relations at T-Systems International GmbH, Frankfurt am Main
Harald Krüger	Petuelring 130, München, Germany 80788	Former Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich
Ulrich Lehner	Henkelstraße 67, Düsseldorf, Germany 40589	Chairman of the Supervisory Board Deutsche Telekom AG
Kerstin Marx	Friedrich-Ebert-Allee 140, 53113 Bonn	Chairwoman of the Group Works Council of Deutsche Telekom AG, Bonn
Frank Sauerland	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of Committee, Collective Bargaining Policy, TC /IT National Committee at the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG
Lothar Schröder	Ingelheimer Str. 53 28199 Bremen	Trade Union Secretary and former Member of the ver.di National Executive Board, Berlin

Name	Business Address	Present Principal Occupation

Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn
Sibylle Spoo	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin
Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325	President acatech – Deutsche Akademie der Technikwissenschaften, Berlin
Margret Suckale	Am Rathenaupark 1, Hamburg, Germany 22763	Former member of the Board of Executive Directors of BASF SE, Ludwigshafen
Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

* = citizen of Greece
† = citizen of Austria

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation

Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director
Frans Roose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director
Ton Zijlstra *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director
Roman Zitz	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands

SCHEDULE B

Certain Information Regarding the Separately
Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	106,291,623 (8.5%)	0	0	106,291,623	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	106,291,623 (8.5%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on October 6, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of October 6, 2020.

(3) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

Certain Information Regarding the Claure Parties(4)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(5), (6)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791 (7)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(4) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(5) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(6) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of April 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 4, 2021.

(7) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.